

Val Spiridonov · 3rd

DevOps Engineer, Kubernetes Ninja, CI-CD professional. Building reliable highly available cloud solutions

Delray Beach, Florida, United States · **Contact info**

500+ connections

 PwC

 Florida Atlantic University

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Experience



Cloud Security Architect
PwC · Full-time
Dec 2019 – Mar 2021 · 1 yr 4 mos
Tampa, Florida, United States

Tech stack: Azure Cloud, Azure Devops, Terraform Enterprise, Hashicorp Vault, ServiceNow, Python, PowerShell
- SOC 2 Environment development.
- Strategized, developed and implemented cloud infrastructure to enable public cloud environments and interconnect.
- Developed and implemented cloud-based procedures, continuous monitoring, compliance checks, and infrastructure as code.
- CI-CD pipelines: security developed and implemented, as well as proactively part ...see more



Senior DevOps Engineer
Tellus, LLC · Full-time
Nov 2018 – Nov 2019 · 1 yr 1 mo
Florida

Technology: AWS, Git, Jira, Kubernetes, Jenkins, Keycloak, Sumologic, Helm, Github Actions, CodeBuild, CodeDeploy, Python, GovCloud.
HIPAA, HiTrust, PCI compliance implementation.
- CI-CD pipeline improvements through automation using YAML scripts.   ...see more



Senior System Engineer
Travelmate Robotics · Part-time
Jul 2016 – Nov 2018 · 2 yrs 5 mos
Las Vegas, Nevada, USA

Technologies: Azure, Keras, OpenCV, Bitbucket, Data Mining, Python, CI-CD
• Web infrastructure implementation: built the promo website www.travelmaterobotics.com, Online Store, CRM, Email and Updates Cluster using Microsoft Azure.
• Managing the development of the Travelmate Robotics Mobile Application - provi ...see more



DevOps Tech Lead
Examen-Media · Full-time
Dec 2010 – Jun 2016 · 5 yrs 7 mos
Moscow, Russian Federation

Technologies: Git, Google Cloud.
• The company required a fast e-learning codebase update from ActionScript 2 to ActionScript 3 to fulfill touchscreen support in their products.
• Built a team of 14 remote developers and organized their interaction to obtain res ...see more



DevOps Engineer
ND CJSC · Full-time
Aug 2006 – Nov 2010 · 4 yrs 4 mos
Moscow, Russian Federation

Technologies: Unity3D, XCode, Redmine, Mercurial, AWS EC2, S3, CloudFormation, AWS Beanstalk.
• Task assignment, time management and quality control.
• Implemented Redmine and Mercurial to improve collaboration and resource track ...see more

 Belka and Strelka game    Traffic rules game

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Education


Florida Atlantic University
Master's degree (incomplete, 8 courses out of 11 passed), Computer Science
2017 – 2019
Activities and Societies: Excelled in cybersecurity, machine learning and data science coursework. Thesis project: Artificial Intelligence in application to Emotion Recognition for HealthCare. Project was performed in teamwork of 6 students. Amazon Elastic Compute Cloud, Python, OpenCV and TensorFlow technologies were used.

Technologies:
Python, OpenCV, Weka, Plotly, Numpy, Pandas, Scikit-learn, Keras, SQL
- Performed research on the application of computer vision to counselor-client conversations. System under development gives predictions on dialogue outcome and provides guidelines to goals in business and medical domains.
- Implemented custom classifier.
- Building and deployment of deep learning and machine learning models. Hands on experience with deep neural networks, image analysis and classification, NLP.
- Practice knowledge of AWS SageMaker, Kinesis, EC2 for cloud computing during modeling.


Vladimir State University
Bachelor's degree, Computer Science and Mathematics, GPA 3.43, with honors
2001 – 2006

Thesis: Application of Multimedia Technologies in Education

Licenses & certifications


Cloud Security: AWS Edition
Pentester Academy
Issued Jul 2021 · No Expiration Date
Credential ID 35426325

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Certified Rancher Operator: Level One
Rancher Labs
Issued Jun 2020 · No Expiration Date
Credential ID bf1aa2311f8d42dca117e9315f86d347

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Microsoft Certified: Azure Fundamentals
Microsoft
Issued May 2020 · No Expiration Date

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